June 10, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Barbara C. Jacobs, Assistant Director
Matthew Crispino, Staff Attorney
Melissa Feider, Staff Accountant

Re:	Zillow, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on May 23, 2011
File No. 333-173570

Dear Ms. Jacobs:

We are submitting this letter on behalf of Zillow, Inc. (the “Company” or “Zillow”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 9, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 2 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Results of Operations, page 42

1.	Please refer to prior comment 16. Revise to disclose the increase in the average number of unique users for your revenue discussion for fiscal 2009 as compared to fiscal 2008.

June 10, 2011

Response: The Company has revised the disclosure to include the average number of unique users for fiscal 2009 as compared to fiscal 2008.

2.	We note from your disclosures on page 43 that you began recognizing revenues during the three months ended March 31, 2011 related to your strategic relationship with Yahoo! Real Estate. If material, please revise to disclose the quantitative increase to revenue and cost of revenues that directly resulted from this arrangement. In addition, please tell us how revenue for this arrangement is recognized.

Response: The Company evaluated the quantitative and qualitative materiality considerations related to the strategic relationship with Yahoo! Real Estate, and the Company does not believe the revenues and cost of revenues that directly resulted from this arrangement are material for the three months ended March 31, 2011.

The Company recognizes revenues related to this arrangement in the same way that it recognizes all other revenues for its Premier Agent program and display advertising services. Under the Yahoo! Real Estate arrangement, the Company sells subscriptions to real estate agents under the Premier Agent program, and the Company also sells graphical web and mobile advertising priced on a CPM basis. Subscription advertising revenues are recognized on a straight-line basis during the contractual period over which the advertising is delivered. For graphical web and mobile advertising priced on a CPM basis, revenue is recognized as impressions are delivered to users interacting with Zillow’s website or mobile applications.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 53

3.	We acknowledge that the company will disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. However, please provide us with your growth rate assumptions used in your most recent valuation analysis as requested in prior comment 19.

Response: The Company is responding to this comment by separate letter, dated the same date as this letter (the “Share-Based Compensation Letter”), which also provides the expected preliminary price range for the offering and the growth rate assumptions used in its most recent valuation analysis.

4.	We note that two of the comparable companies supplementally provided to us in response to prior comment 20 were used only once in your valuations. Please provide us the underlying reason for why they were not included in the other valuations.

June 10, 2011

Response: The Company is responding to this comment in the Share-Based Compensation Letter.

Executive Compensation

Equity-Based Compensation, page 83

5.	We note the disclosure in this section that your compensation committee determines the size of the equity grant awarded to each named executive officer based on its collective business judgment and experience and its evaluation of several factors, including the role and responsibility of each executive officer, the competitive market, the size and value of existing equity awards and a subjective evaluation of each officer’s individual performance and prior contributions to the company. Please enhance your disclosure in to explain in more detail how consideration of each of the factors you identify led your compensation committee to award the specific number of stock options granted to your named executive officers in fiscal 2010 following their respective annual performance reviews.

Response: The Company has revised the disclosure to include additional detail regarding the factors considered by the compensation committee in the award of stock options granted to named executive officers in fiscal 2010.

Principal Shareholders, page 99

6.	Please identify the natural persons who exercise voting and/or dispositive powers over the securities held by PAR Investment Partners, L.P. Also, we note that in footnotes 14 and 15 beneficial ownership of shares of Class A common stock held by certain entities is disclaimed by individuals who have, or share, voting and investment power over those shares. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Response: The Company has revised footnote 16 to identify the natural persons who exercise voting and/or dispositive powers over the securities held by PAR Investment Partners, L.P. In addition, the Company has revised footnotes 14 and 15 to delete the beneficial ownership disclaimers.

Consolidated Financial Statements

Note 6. Acquisitions (unaudited), page F-16

June 10, 2011

7.	Revise to disclose the method of determining the fair value of Class A common stock issued as consideration in the completion of your acquisition pursuant to ASC 805-30-50- 1-b-4.

Response: We have revised our disclosure to include the method of determining the fair value of Class A common stock issued as consideration in the completion of the asset acquisition pursuant to ASC 805-30-50-1-b-4.

Note 8. Intangible Assets, page F-18

8.	We note your response to prior comment 26 where you indicate the company capitalizes all data licenses that provide future economic benefit in accordance with the definition of an asset per Concept Statement 6. For each data license that you capitalize, please explain further how you determine that the future benefits from such license is probable and that such benefit can be measured with sufficient reliability. Also, please clarify whether you make these determinations at the time you purchase the each data licenses.

Response: As a media business, revenues generated by the Company result from consumers interacting with the Company’s website and mobile applications which then drive businesses and professionals to engage with those consumers via advertising services. The third-party data contracts entered into by the Company are essential to generating traffic to the website because the data is used in creating Zestimates and Rent Zestimates and provides searchable information to website visitors (i.e. last transaction price, number of bedrooms, square footage, etc.) in home profiles. The Company’s revenue and margin projections form the basis for the Company’s conclusion that it is probable that future economic benefit will be generated from the use of this third-party licensed data.

Zillow’s capitalized third-party data license contracts predominately consist of a real estate data contract and an imagery data contract. Under the real estate data contract, the Company paid an up-front fee, and makes subsequent quarterly payments that escalate over the 5.5 year term of the arrangement, for a library of real estate data and subsequent additions thereto. On a periodic basis, the Company receives additions to the library, which 1) expand the coverage of homes and 2) add additional transactional information on existing and new homes, including assessor records, sales records, property tax information, mortgage data, valuation records, etc. The Company has perpetual rights to this data, which is utilized in the Company’s proprietary algorithm that generates Zestimates and Rent Zestimates, and also provides historical and current home-related information included on the Company’s website.

The Company also has a third-party license agreement covering imagery data that is displayed on the Company’s website. The imagery data is continually updated over the life of the agreement; however, Zillow cannot access this data beyond the contract term. Similar to the real estate data contract, Zillow paid an up-front payment under this license agreement, and makes additional escalating payments over the term of the agreement. This agreement is a prepaid license that the Company amortizes ratably over the life of the contract.

As noted in the Company’s previous response to the Staff, the Company capitalizes the costs paid to third parties under these data licenses. The Company believes that the contractual rights obtained under these licenses meet the definition of an asset per Statement of Financial Accounting Concept No. 6, Elements of Financial Statements. In addition, the Company considered Issue 14 in the SEC Letter from the Chief Accountant, Accounting Issues Related to Internet Operations; October 18, 1999, which states:

Businesses often make payments for long-term contractual rights (e.g., internet distribution rights) that are intended to be exploited only through internet operations. The contractual rights meet the definition of an asset, but the measurement of the probable economic benefits is difficult. Some companies have asserted that these rights are immediately impaired, as their best estimate of the expected cash flows would indicate the asset is not recoverable. The SEC staff has objected in these situations, and believes impairment should not be recorded unless it can be shown that conditions have changed since the execution of the contract. The evaluation of impairment of these kinds of assets is complicated because, as discussed above, the contractual rights purchased may be covered by different accounting standards, depending on the subject of the rights.

Further, at the time the Company entered into these contracts, the Company determined at inception of the arrangements that it would be able to recover its costs in the future via the generation of its revenues and margins. As part of the Company’s continuous review of its margins, it has determined that such assets have not been impaired. Also, the Company notes that, through March 31, 2011, it has made payments in the aggregate for these contracts of approximately $4.8 million and generated revenues of approximately $81 million and margins of $61 million. The significant revenue and margin generated compared to the cost of these contracts supports the Company’s conclusion that the costs were probable of recovery at the date recorded.

9.	In addition, explain further how you determine the useful life of such content to be five to 7.5 years. That is, provide further details as to how you assess the expected use of the asset to the company as well as how you determine when data is expected to become obsolete. Also, tell us what impact, if any, the volatility in the real estate market has on the estimated useful life of your data licenses.

Response: In estimating the useful life of these assets, the Company evaluates each data license arrangement to determine the period over which the related asset is expected to contribute to the future cash flows of the Company.

As noted in the Company’s previous response to the Staff’s comment, the Company considered the applicable aspects of ASC 350, Intangibles—Goodwill and Other, to its business model, including: the expected use of the asset by the entity; legal, regulatory, or contractual provisions that may limit the useful life; and the effects of obsolescence, demand, competition, and other economic factors. With respect to the real estate data license, in consideration of these factors along with an understanding of how the business utilizes the library of real estate data, the Company determined that at a minimum, the useful life of the asset would be the contractual term, or 5.5 years, during which the information is continually expanded. However, in consideration of the fact that the data has a perpetual life, coupled with the nature of the use of the data in the valuation algorithm and that the real estate information provided under this contract remains on the site for users to view in perpetuity, the Company judgmentally assigned an additional life of two years beyond the contract term to derive an estimate of the ongoing value past the contract period of the older data.

The Company has also considered the nature of the real estate market, particularly the recent volatility and the related impact on the estimate of the useful lives. The Company notes that increased pricing volatility results in historical data being less important for the valuation algorithm, as the model favors more recent data. However, the historical data continues to be used in the algorithm and on the website, and therefore, the 7.5 year life continues to reflect management’s best estimate of the useful economic life of the library.

The Company has determined that the useful life for the license arrangement for data imagery is based on the contract term, as the data is continually updated throughout the contract term; however, the Company has no rights to the data upon expiration of the contract. The Company evaluates the imagery data for recoverability on a periodic basis through our margin analysis, as well as when events or circumstances indicate an impairment could exist.

Note 12. Net Loss Per Share Attributable to Common Shareholders, page F-25

10.	We note your response to prior comment 30. Revise to disclose that you have not presented earnings per share under the two-class method for your Class A, B, and C common stock because it would be the same for each class due to equal dividend and liquidation rights for each class.

Response: We have revised our disclosure to indicate that we have not presented net loss per share attributable to common shareholders under the two-class method for our Class A common stock, Class B common stock and Class C common stock because it would be the same for each class due to equal dividend and liquidation rights for each class.

June 10, 2011

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We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 359-3584.

Respectfully submitted,

PERKINS COIE LLP

/s/ David F. McShea

David F. McShea

cc (w/o enc.):	Spencer M. Rascoff
Kathleen Philips
Andrew B. Moore
Horace L. Nash
Alan C. Smith
James D. Evans